                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                           BUTLER INTERNATIONAL, INC.
                                (Name of Issuer)

                         COMMON STOCK OF $.001 PAR VALUE
                         (Title of Class of Securities)

                                    123649105
                                 (CUSIP Number)

               DAVID M. KNOTT, 485 Underhill Boulevard, Suite 205,
                   Syosset, New York 11791-3419 (516) 364-0303
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 29, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [x].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                 SCHEDULE 13D


CUSIP No.  123649105

===========================================================================================================================

 1          Name of Reporting Person                                             David M. Knott
            I.R.S. Identification No. of above Person (Entities Only)

---------------------------------------------------------------------------------------------------------------------------

 2          Check the Appropriate Box if a Member of a Group*                                (a) [X]
                                                                                             (b) [ ]
---------------------------------------------------------------------------------------------------------------------------

 3          SEC Use Only

---------------------------------------------------------------------------------------------------------------------------


 4          Source of Funds*                                                                      00
---------------------------------------------------------------------------------------------------------------------------


 5          Check Box if Disclosure of Legal Proceeding is Required
            Pursuant to Items 2(d) or 2(e)                                                        [ ]
---------------------------------------------------------------------------------------------------------------------------

 6          Citizenship or Place of Organization                                                U.S.A.
---------------------------------------------------------------------------------------------------------------------------


Number of                                7          Sole Voting Power                          528,700
Shares                                   ----------------------------------------------------------------------------------
Beneficially
Owned by
Each                                     8          Shared Voting Power                       325,000
Reporting                                ----------------------------------------------------------------------------------
Person
With
                                         9          Sole Dispositive Power                     528,700
                                        -----------------------------------------------------------------------------------

                                         10         Shared Dispositive Power                   346,800
                                        -----------------------------------------------------------------------------------

 11         Aggregate Amount Beneficially Owned by Each Reporting Person                       875,500
---------------------------------------------------------------------------------------------------------------------------

 12         Check Box if the Aggregate Amount in Row (11) Excludes
            Certain Shares*                                                                        [ ]
---------------------------------------------------------------------------------------------------------------------------

 13         Percent of Class Represented by Amount in Row (11)                                    9.3%
---------------------------------------------------------------------------------------------------------------------------

 14         Type of Reporting Person*                                                              IN
===========================================================================================================================


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                Page 2 of 7 Pages




                                                        SCHEDULE 13D

CUSIP No. 123649105

============================================================================================================================

 1          Name of Reporting Person                                         Knott Partners, L.P.
            I.R.S. Identification No. of above Person (Entities Only)            TIN# 11-2835793
---------------------------------------------------------------------------------------------------------------------------

 2          Check the Appropriate Box if a Member of a Group*                            (a) [X]
                                                                                         (b) [ ]
---------------------------------------------------------------------------------------------------------------------------

 3          SEC Use Only

---------------------------------------------------------------------------------------------------------------------------

 4          Source of Funds*
                                                                                              WC
---------------------------------------------------------------------------------------------------------------------------

 5          Check Box if Disclosure of Legal Proceeding is Required
            Pursuant to Items 2(d) or 2(e)                                                   [  ]
---------------------------------------------------------------------------------------------------------------------------

 6          Citizenship or Place of Organization                                      U.S.A.
---------------------------------------------------------------------------------------------------------------------------

Number of                                7          Sole Voting Power                528,700
Shares                                  -----------------------------------------------------------------------------------
Beneficially
Owned by
Each                                     8          Shared Voting Power                -0-
Reporting                               ------------------------------------------------------------------------------------
Person
With
                                         9          Sole Dispositive Power           528,700
                                        ------------------------------------------------------------------------------------

                                         10         Shared Dispositive Power           -0-
----------------------------------------------------------------------------------------------------------------------------

 11         Aggregate Amount Beneficially Owned by Each Reporting Person             528,700
----------------------------------------------------------------------------------------------------------------------------

 12         Check Box if the Aggregate Amount in Row (11) Excludes
            Certain Shares*                                                             [  ]
---------------------------------------------------------------------------------------------------------------------------

 13         Percent of Class Represented by Amount in Row (11)                          5.6%
---------------------------------------------------------------------------------------------------------------------------

 14         Type of Reporting Person*                                                    PN
===========================================================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!





                                Page 3 of 7 Pages


                                                        SCHEDULE 13D


CUSIP No. 123649105

===========================================================================================================================

 1          Name of Reporting Person                                                       Lewis Jaffe
            I.R.S. Identification No. of above Person (Entities Only)

---------------------------------------------------------------------------------------------------------------------------

 2          Check the Appropriate Box if a Member of a Group*                                  (a)
                                                                                               (b) [X]
---------------------------------------------------------------------------------------------------------------------------

 3          SEC Use Only

---------------------------------------------------------------------------------------------------------------------------

 4          Source of Funds*
                                                                                                    PF
---------------------------------------------------------------------------------------------------------------------------

 5          Check Box if Disclosure of Legal Proceeding is Required
            Pursuant to Items 2(d) or 2(e)                                                         [ ]
---------------------------------------------------------------------------------------------------------------------------


 6          Citizenship or Place of Organization                                          U.S.A.
---------------------------------------------------------------------------------------------------------------------------

Number of                                 7          Sole Voting Power                      -0-
Shares                                   ----------------------------------------------------------------------------------
Beneficially
Owned by                                  8          Shared Voting Power                  5,000
Each                                     ----------------------------------------------------------------------------------
Reporting
Person                                    9          Sole Dispositive Power                -0-
With                                     ----------------------------------------------------------------------------------


                                         10         Shared Dispositive Power              5,000
---------------------------------------------------------------------------------------------------------------------------

 11         Aggregate Amount Beneficially Owned by Each Reporting Person                  5,000
---------------------------------------------------------------------------------------------------------------------------

 12         Check Box if the Aggregate Amount in Row (11) Excludes
            Certain Shares*                                                                        [ ]
---------------------------------------------------------------------------------------------------------------------------

 13         Percent of Class Represented by Amount in Row (11)                              0.1%
---------------------------------------------------------------------------------------------------------------------------

 14         Type of Reporting Person*                                                       IN
===========================================================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                Page 4 of 7 Pages

                                  SCHEDULE 13-D

Item 1.  Security and Issuer

                  The class of securities to which this statement relates is the common stock, par value $.001 per share (the "Common Stock") of Butler International, Inc. (the "Company"), the principal executive offices of which are located at 110 Summit Avenue, Montvale, New Jersey 07645.

Item 2.  Identity and Background

                  This statement is being filed by (i) David M. Knott, an individual whose business address is 485 Underhill Boulevard, Syosset, New York 11791, (ii) Knott Partners, L.P., whose business address is also 485 Underhill Boulevard, Syosset, New York 11791 and (iii) Lewis Jaffe, an individual whose business address is 100 Minuteman Road, Andover, Massachusetts 01810. David M. Knott, Knott Partners, L.P. and Lewis Jaffe are referred to herein collectively as the "Reporting Persons."

                  Mr. Knott currently serves as General Partner of Knott Partners, L.P. (the "Partnership"), a New Jersey limited partnership that invests in securities that are sold in the public markets. The Partnership's principal activity is the acquisition of long and short positions in equity securities of publicly traded U.S. and foreign securities. The Partnership has the authority to employ various trading and hedging techniques and strategies in connection therewith.

                  Mr. Knott is the sole general partner of the Partnership. He is also the sole shareholder, Director and President of Dorset Management Corporation, a New York corporation ("Dorset") which provides investment management services to a limited number of foreign and domestic individuals and entities (the "Managed Accounts"). The business address of both the Partnership and Dorset is 485 Underhill Boulevard, Syosset, New York 11791.

                  Mr. Jaffe is President and Chief Operating Officer of PictureTel Corporation, a manufacturer of videoconferencing equipment with a business address at 100 Minuteman Road, Andover, Massachusetts 01810.

                  During the last five years, neither Mr. Jaffe, Mr. Knott nor any of the other persons named above has been convicted in any criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                  The filing of any Schedule 13D and amendments thereto does not constitute an admission that any of the Reporting Persons is a member of a "group" for purposes of the Securities Exchange Act of 1934, as amended, or the rules promulgated thereunder or for any other purpose whatsoever. Each of the Reporting Persons expressly disclaims beneficial ownership of any Common Stock beneficially owned by the other Reporting Persons.

  Each of Mr. Jaffe and Mr. Knott is a citizen of the United States of America.

                               Page 5 of 7 Pages

Item 3.  Source and Amount of Funds or Other Consideration

                  The source of funds used in making each of the purchases of the Common Stock purchased indirectly by Mr. Knott through the Partnership and the Managed Accounts was the portfolio assets of the Partnership and each of the Managed Accounts on whose behalf Mr. Knott has purchased the Common Stock. None of the Managed Accounts owns more than five percent of the Common Stock individually. The aggregate amount of consideration used by Reporting Persons in making such purchases was $2,663,421. This amount includes all purchases of the Common Stock made by the Reporting Persons (other than Mr. Jaffe).

                  Mr. Jaffe used $11,020 of his personal funds to purchase the 5,000 shares of Common Stock owned by him and his wife.

Item 4.  Purpose of Transaction

                  The acquisition of the Common Stock by the Reporting Persons was originally made solely for investment purposes, and not with a view towards influencing any extraordinary corporate transaction, any change in the Company's board of directors or management, or any other change in the Company's business, corporate structure or capitalization.

                  This filing is being made because Mr. Knott has become unhappy with the performance of management and has proposed Mr. Jaffe as Mr. Knott's own candidate for board membership at the next annual meeting of shareholders. Mr. Knott feels that three of the five directors are either related to and/or are law partners of the company's outside legal counsel. Further, Mr. Knott feels that they are dismissive of the concerns of the public stockholders. Therefore, in order to try to rectify this situation and provide an independent voice to represent the average public stockholder, Mr. Knott has proposed Mr. Jaffe as a candidate for membership on the company's board of directors.

Item 5.  Interest in Securities of the Company

          (a) Pursuant to Rule 13d-3, Mr. Knott may be deemed to own beneficially 875,500 shares of Common Stock, which represents 9.3% of all outstanding Common Stock and includes all of the shares beneficially owned or deemed to be beneficially owned by the Partnership.

          Pursuant to Rule 13d-3, the Partnership may be deemed to own beneficially 528,700 shares of Common Stock, which represents 5.6% of all outstanding Common Stock.

          Pursuant to Rule 13d-3, Mr. Jaffe may be deemed to own beneficially 5,000 shares of Common Stock, which represents less than 0.1% of all outstanding Common Stock.

          Each of Mr. Jaffe, Mr. Knott and the Partnership disclaims beneficial ownership of the securities beneficially owned by the other Reporting Persons.


          (b) Mr. Knott individually has the sole power to vote and to dispose of 528,700 shares of Common Stock held in the Partnership's account. As President of Dorset, Mr. Knott shares (i) with each of Dorset's clients the power to dispose of that part of the 346,800 Client Shares held in each such client's respective account and (ii) with certain of Dorset's clients the power to vote that portion of the 325,000 Client Shares held in each of their respective accounts.

                               Page 6 of 7 Pages

                  The Partnership (except through its sole general partner, Mr. Knott) neither holds nor shares with any person the power to vote or to dispose of the Company's Common Stock.

                  Mr. Jaffe shares the power to vote and dispose of his 5,000 shares of Common Stock with his wife.

          (c) Neither Mr. Knott nor the Partnership has effected any transactions in the Common Stock since their most recent filing on
Schedule 13D.

          The 5,000 shares of Common Stock owned by Mr. Jaffe and his wife were purchased on November 29, 2001 on the open market at a per share price of $2.20.

          (d) Of the 875,500 shares of Common Stock beneficially owned by Mr. Knott, 346,800 shares are owned on behalf of other persons or entities having the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, such 346,800 shares of Common Stock. No individual person or entity has such right with regard to greater than five percent of the Common Stock.

          (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

          Not applicable.

Item 7.  Materials to be filed as Exhibits.

                  Not applicable.

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             By:  /s/David M. Knott
                                                -------------------------------
                                                David M. Knott


                                             KNOTT PARTNERS, L.P.


                                             By: /s/David M. Knott
                                                -------------------------------
                                                David M. Knott, General Partner



                                             By: /s/Lewis Jaffe
                                                 ------------------------------
                                                 Lewis Jaffe

Dated: February 6, 2002

                               Page 7 of 7 Pages